UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information 1H19

—

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. In addition, this presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of Adjusted EBITDA, LTM Adjusted EBITDA, Net Debt and Results on a constant currency basis in the Glossary and their reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Consolidated Debt and Foreign Exchange Translation Effects on Results of Operations sections.

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period. For detailed information about foreign exchange translation effects on the Company’s statement of income, see item “Foreign Exchange Translation Effects on Results of Operations of 1H-2019”.

Sales Revenues

US$ million	1H19	1H18	1H19 X 1H18 (%)
Diesel	11,368	10,572	7.5
Diesel subsidy	-	149	-
Gasoline	4,945	5,967	(17.1)
Liquefied petroleum gas (LPG)	2,100	2,276	(7.7)
Jet fuel	1,924	1,933	(0.5)
Naphtha	895	1,115	(19.7)
Fuel oil (including bunker fuel)	545	524	4.0
Other oil products	1,667	1,787	(6.7)
Subtotal Oil Products	23,444	24,323	(3.6)
Natural gas	2,933	2,520	16.4
Renewables and nitrogen products	141	165	(14.5)
Revenues from non-exercised rights*	334	362	(7.7)
Electricity	659	873	(24.5)
Services, agency and others	507	813	(37.6)
Total domestic market	28,018	29,056	(3.6)
Exports	7,794	7,909	(1.5)
Sales abroad	1,493	3,390	(56.0)
Total foreign market	9,287	11,299	(17.8)
Total	37,305	40,355	(8.0)

1

Sales revenues were US$ 37,305 million in 1H-2019, a 8% decrease (a US$ 3,050 million decrease) when compared to US$ 40,355 million in 1H-2018, mainly due to:

•	Decrease in domestic revenues (a US$ 1,038 million decrease), mainly as a result of:

✓

Decrease in oil products revenues (a US$ 879 million decrease), primarily reflecting a decrease in the average prices of diesel and gasoline when expressed in U.S. dollars, as well as lower sales of gasoline, due to a higher portion of ethanol in fuel market. These effects were partially offset by the increase in diesel sales volume due to lower imports from competitors and to the trucker strike in May 2018;

✓	Lower electricity revenues (a US$ 214 million decrease) due to lower prices, following the decrease of difference settlement prices;
✓	These effects were partially offset by higher natural gas revenues (a US$ 413 million increase), following higher domestic prices and the contract price adjustments.

•

Lower export revenues (a US$ 115 million decrease), driven by decreased international prices of crude oil and oil products and by lower crude oil export volumes, partially offset by higher oil product export volumes, mainly gasoline; and

•

Decreased revenues from operations abroad (a US$ 1,897 million decrease) mainly due to the disposal of E&P assets of Petrobras America Inc., in November 2018, the sale of distribution companies in Paraguay and of the disposal of Pasadena Refinery.

[1]	*Revenues from non-exercised rights from clients in take or pay and ship or pay contracts.

Cost of Sales

US$ million	1H19	1H18	1H19 x 1H18 (%)
Raw materials and resale products	(7,876)	(8,441)	7.0
Depreciation, depletion and amortization*	(6,155)	(5,900)	(4.0)
Production taxes	(5,003)	(5,507)	9.0
Materials and third-party services**	(2,306)	(2,501)	8.0
Personnel expenses	(1,673)	(1,813)	8.0
Total	(23,013)	(24,162)	5.0

2

Cost of sales was US$ 23,013 million in 1H-2019, a 5% decrease (US$ 1,149 million) compared to US$ 24,162 million in 1H-2018, mainly due to:

•

Foreign exchange translation effects over the average cost of sales when expressed in U.S. dollars, reflecting the depreciation of the average Brazilian real, and lower costs from operations abroad, following the disposal of E&P assets of Petrobras America Inc, the sale of distribution companies in Paraguay and the disposal of Pasadena Refinery;

•	Decreased crude oil and oil products import costs and lower production taxes, due to the reduction of international prices;
•	Higher share of crude oil imports on feedstock processed and of oil product imports on sales mix, mainly for diesel.

Income (Expenses)

US$ million	1H19	1H18	1H19 x 1H18 (%)
Selling, General and Administrative Expenses	(2,961)	(3,320)	10.8
Selling expenses	(1,838)	(2,161)	15.0
Materials, third-party services, rent and other related costs	(1,426)	(1,576)	9.5
Depreciation, depletion and amortization	(278)	(92)	(202.2)
Allowance for expected credit losses	(27)	(388)	93.0
Employee compensation	(107)	(105)	(1.9)
General and administrative expenses	(1,123)	(1,159)	3.0
Employee compensation	(728)	(747)	2.5
Materials, third-party services, rent and other related costs	(306)	(354)	13.6
Depreciation, depletion and amortization	(89)	(58)	(53.4)
Exploration costs	(274)	(298)	8.1
Research and development expenses	(284)	(316)	10.1
Other taxes	(159)	(234)	32.0
Other income and expenses, net	2,862	(2,094)	236.7
Total	(816)	(6,262)	87.0

Selling expenses were US$ 1,838 million in 1H-2019, a 15% decrease (US$ 323 million) compared to US$ 2,161 million in 1H-2018, mainly due to lower expected credit losses, primarily relating to companies from the electricity sector, partially offset by higher transportation charges, due to the payment of tariffs for the use of third party gas pipelines, following the sale of Transportadora Associada de Gás SA - TAG in June 2019 and also by increased oil product export volumes.

General and administrative expenses were US$ 1,123 million in 1H-2019, a 3% decrease (US$ 36 million) compared to US$ 1,159 million in 1H-2018, mainly due to foreign exchange translation effects that decreased the average general and administrative expenses, reflecting the depreciation of the average Brazilian real, partially offset by higher personnel expenses following wage increases from the Collective Bargaining Agreement of the 4Q-2018.

Other taxes were US$ 159 million in 1H-2019, a 32% decrease (US$ 75 million) compared to US$ 234  million in 1H-2018, mainly as a result of lower amnesty state expenses and decreased PIS and COFINS tax expenses.

Other income and expenses totaled US$ 2,862 million of income in 1H-2019, a US$ 4,956 million decrease in expenses when compared to the US$ 2,094 million expense in 1H-2018, mainly due to:

* Since 2019, the Company has adopted the IFRS 16 prospectively, which brought impacts in depreciation. For more information, see financial statements, note 3.1.
** Includes short term leases (equal or less to 12 months) and inventory variation.

•

Higher net gains in 1H-2019 on the sale and write-off of assets (a US$ 4,355 million increase), mainly as a result of the gain from the disposal of Transportadora Associada de Gás SA - TAG in June 2019 (a US$ 5,456 million gain), when compared to gains in 1H-2018, which were mainly the sale of Lapa and Iara fields (a US$ 689 million gain) and the contingent payment received from the sale of Carcará (a US$ 300 million gain);

•	Lower losses on the fair value of commodities put options related to the hedge of part of crude oil production (a US$ 181 million decrease in losses);
•	Higher amounts recovered from Lava Jato Investigation (a US$ 79 million increase in gains);
•	Increased unscheduled stoppages and pre-operating expenses (a US$ 193 million increase in losses);
•	Higher expenses with Voluntary Separation Plan – PDV, reflecting the adhesion of 1,389 employees until June 2019 (a US$ 86 million increase in losses); and
•	Higher impairment of assets (a US$ 51 million increase), due to the:
✓

recognition of impairment of Comperj assets (US$ 255 million), including recognition of investments with environmental licensing, resulting from the signing of the conduct adjustment agreement (TAC) to terminate the public civil action that challenges Comperj's environmental licensing (US$ 208 million);

✓	recognition of impairment, after approval of the sale of the drillship NS-30, due to the difference between the expected sale value and the book value of the asset (US$ 174 million);
✓	recognition of impairment losses arising from the review of the composition of Parque das Baleias complex, excluding the Cachalote and Pirambú fields, which were separately tested (US$ 109 million);
✓

partially compensated, in 1H-2019, by the reversal of impairment loss (a US$ 494 million reversal), based on fair value, resulting from the approval of the sale of 10 concessions located in the shallow waters of the Campos Basin and the Badejo, Bicudo, Linguado, Pampo and Trilha fields (Pampo and Enchova Project);

✓	non-recurrence of the reversal of impairment loss, in 1H-2018 (a US$ 31 million reversal), mainly due to the divestment of Suape Petrochemical Complex.

Net finance income (expense)

Net finance income (expense) (US$ million)	1H19	1H18	1H19 x 1H18 (%)
Finance income	589	1,482	(60.3)
Income from investments and marketable securities (Government Bonds)	239	292	(18.2)
Discount and premium on repurchase of debt securities	3	242	(98.8)
Gains from signed agreements (electric sector)	80	574	(86.1)
Other income, net	267	374	(28.6)
Finance expenses	(3,368)	(3,235)	4.1
Interest on finance debt	(2,547)	(3,152)	(19.2)
Unwinding of discount on lease liabilities*	(785)	(6)	12.983.3
Discount and premium on repurchase of debt securities	(185)	(604)	(69.4)
Capitalized borrowing costs	693	988	(29.9)
Unwinding of discount on the provision for decommissioning costs	(411)	(349)	17.8
Other finance expenses and income, net	(133)	(112)	18.8
Foreign exchange gains (losses) and indexation charges	(1,643)	(1,282)	28.2
Foreign exchange	(221)	234	(194.4)
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(1,494)	(1,610)	(7.2)
Other foreign exchange gains (losses) and indexation charges, net	72	94	(23.4)
Total	(4,422)	(3,035)	46.0

3

Net finance expense was US$ 4,422 million in 1H-2019, a 46% increase (US$ 1,387 million) when compared to the expense of US$ 3,035 million in 1H-2018, mainly due to:

•	Higher foreign exchange and inflation indexation charges (a US$ 361 million increase in expenses) generated by:

(i)

Foreign exchange losses of US$ 108 million, in 1H-2019, driven by the impact of a 1.1% appreciation of the Real over the average asset exposure in U.S. dollar, compared to gains of US$ 241 million, in 1H-2018, driven by the impact of a 16.6% depreciation of the Real over the average asset exposure in U.S. dollar (a US$ 349 million increase in expense);

[2]	* Since 2019, the Company has adopted the IFRS 16 prospectively, which brought impacts in interest expenses. For more information, see financial statements, note 3.1.

(ii)

Foreign exchange losses of US$ 112 million, in 1H-2019, driven by the impact of a 0.7% appreciation of the U.S. dollar over the average asset exposure in Euro, compared to the foreign exchange gains of US$ 24 million, in 1H-2018, driven by the impact of a 2.1% appreciation of the U.S. dollar over the net liability exposure in Euro (a US$ 136 million increase in expense);

Partially compensated by a decrease in recycling of foreign exchange losses from equity to net income due to occurred exports designated for cash flow hedge accounting (a US$ 116 million decrease in expense).

•	A US$ 133 million increase in finance expenses, as a result of:
(i)	an increase of US$ 779 million in unwinding of discount on lease liabilities, due to the effects of the adoption of IFRS 16;
(ii)	a US$ 295 million decrease in capitalized borrowing costs, as a result of the termination of E&P projects;
(iii)

an increase of US$ 62 million in unwinding of discount on the provision for decommissioning costs, reflecting  the higher balance of decommissioned areas, mainly due to the scope and to the schedule review of decommissioning;

Partially compensated by:

(iv)	a decrease of US$ 605 million in interest expenses on finance debt due to prepayments of debts; and
(v)	a US$ 419 million decrease in premium on repurchase of debt securities.

•	A US$ 893 million decrease in finance income, mainly due to:
(i)	a US$ 494 million decrease in gains from signed agreements of the electric sector; and
(ii)	a US$ 239 million decrease in gains from discount on repurchase of debt securities.

Income tax expenses

Income tax expenses were US$ 3,449 million in 1H-2019, a 43% increase (US$ 1,044 million) compared to US$ 2,405 million in 1H-2018, as a result of higher taxable income (before taxes) of the period and also due to the write-off of deferred tax assets on the portion of  non-deductible expenses from provisions for legal proceedings. For more information about income taxes expenses, see Note 17.3 to the Company’s unaudited interim financial statements as at and for the six-month period ended June 30, 2019.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras were US$ 5,881 million in 1H-2019, a 19% increase (US$ 942 million) compared to US$ 4,939 million in 1H-2018, mainly as a result of the gain from the disposal of Transportadora Associada de Gás SA - TAG in June 2019, partially offset by foreign exchange translation effects that decreased gross profit (the difference between sales revenues and cost of sales), by higher net finance expense and increased income tax expenses as mentioned above.

Capital Expenditures According to Our Plan Cost Assumptions (CAPEX)

Capital expenditures based on the cost assumptions and financial methodology adopted in our business plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees, geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Investments (US$ million)	1H19	1H18	1H19 x 1H18 (%)
Exploration and Production	4,088	5,452	(25.0)
Refining	552	440	25.5
Gas and Energy	157	171	(8.2)
Distribution*	70	57	22.8
Others	75	85	(11.8)
Total	4,942	6,205	(20.4)

In the Exploration and Production segment, investments totaled US$ 4.1 billion in 1H19, and were mainly concentrated on: (i) the development of new pre-salt oil production fields in Santos Basin; (ii) production maintenance in mature fields; and (iii) improvements on the operational efficiency of the new platforms.

As we have done with the production target, and always valuing transparency and focusing on the best practices for cash management, we revised our 2019 CAPEX forecast to a range from US$ 10 to 11 billion. The new projection reflects postponements in projects, optimizations and the assumption of no longer considering in our CAPEX payments the equalizations related to the unitization of oil fields. It is worth to highlight that the CAPEX target does not include the amount of the bonus payment for the next bids.

4

[3]	** Refers to investments of BR Distribuidora. Due to the sale of BR, the investments of this subsidiary will be deconsolidated from 3Q-2019 on.

LIQUIDITY AND CAPITAL RESOURCES

US$ million	1H19	1H18
Adjusted cash and cash equivalents at the beginning of period	14,982	24,404
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,083)	(1,885)
Cash and cash equivalents at the beginning of period	13,899	22,519
Net cash provided by (used in) operating activities	9,936	13,950
Net cash provided by operating activities from continuing operations	9,680	13,652
Discontinued operations – net cash provided by operating activities	256	298
Net cash provided by (used in) investing activities	6,719	285
Net cash provided by (used in) investing activities from continuing operations	6,770	253
Acquisition of PP&E, intangibles assets and investments in investees	(3,632)	(5,839)
Proceeds from disposal of assets - Divestment	9,111	4,914
Dividends received	816	486
Divestment (Investment) in marketable securities	475	692
Discontinued operations – net cash provided by (used in) investing activities	(51)	32
(=) Net cash provided by operating and investing activities	16,655	14,235
Net cash used in financing activities from continuing operations	(13,004)	(19,187)
Net financings	(9,581)	(18,853)
Proceeds from financing	4,725	8,128
Repayments	(14,306)	(26,981)
Leases amortization	(2,238)	0
Dividends paid to shareholders of Petrobras	(1,006)	(165)
Dividends paid to non-controlling interest	(86)	(85)
Investments by non-controlling interest	(93)	(84)
Discontinued operations – net cash used in financing activities	(495)	(69)
Net cash used in financing activities	(13,499)	(19,256)
Effect of exchange rate changes on cash and cash equivalents	151	(501)
Cash and cash equivalents at the end of period	17,206	16,997
Government bonds and time deposits with maturities of more than 3 months at the end of period	641	1,053
Adjusted cash and cash equivalents at the end of period	17,847	18,050

5

As of June 30, 2019, the balance of cash and cash equivalents was US$ 17,206 million and adjusted cash and cash equivalents totaled US$ 17,847 million. The first half of 2019 was marked by net cash provided by operating activities of US$ 9.9 billion, proceeds from financing of US$ 4.7 million and proceeds from disposal of assets – divestments of US$ 9.1 billion. Those resources were allocated to debt prepayments, to amortizations of principal and interest due in the period and to capital expenditures.

We are working to release capital from excess cash, enabling the reallocation to more productive uses. Nonetheless, cash and cash equivalents closed the first half of 2019 above the desired threshold as we did not have time to deploy the proceeds from TAG’s sale, received in mid-June.

[4]	* With IFRS 16 adoption, leases which impacted investments activities were reclassified to financing activities.

CONSOLIDATED DEBT

Debt (US$ million)	06.30.2019	12.31.2018	Δ %
Financing by source	75,527	84,175	(10)
Banking Market	28,479	33,700	(15)
Capital Markets	40,584	42,947	(6)
Development banks	2,163	3,387	(36)
Export Credit Agencies	4,049	3,881	4
Related parties	−	−	-
Others	252	260	(3)
Lease Liabilities	25,502	185	13,685
Adjusted cash and cash equivalents	17,355	14,982	16 2121
Net debt	83,674	69,378	21
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	51%	49%	2
Average interest rate (% p.a.)	6.0	6.1	(2)
Net debt/LTM Adjusted EBITDA ratio	2.71	2.20	23
Gross debt net of cash and cash equivalents /LTM Operating Cash Flow ratio	3.77	2.67	41
Gross Debt	101,029	84,360	20

As of June 30, 2019, there was an increase of US$ 16,669 million in gross debt, mainly due to the adoption of IFRS 16 in January 1, 2019 (a US$ 25,317 million increase), partially offset by the repayment of finance debts in the period. Accordingly, this increase impacted net debt, net debt to LTM Adjusted EBITDA and gross debt net of cash and cash equivalents to LTM operating cash flow ratio in the period.

The portion of debt denominated in or indexed to the dollar rose from 74% at the end of 2018 to 80% in June 30, 2019, while the portion in Brazilian reais fell from 19% to 14% and the average maturity of outstanding debt as of June 30, 2019 is 10.25 years compared to 9.14 years as of December 31, 2018.

According to the Company’s Business and Management Plan and following its liability management strategy, the Company recently raised funds in order to repay older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In the first half of 2019, proceeds from financing amounted to US$ 4,725 million, mainly reflecting: (i) global notes issued in the capital market in the amount of US$ 2,980 million, of which US$ 737 million relates to the reopening of bonds maturing in 2029, and the remaining relates to new bonds issued maturing in 2049; and (ii) debentures issued amounting to US$ 955 million.

In addition, the Company repaid several finance debts, notably: (i) US$ 4,568 million relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 181 million; and (ii) pre-payment of banking loans in the domestic and international market totaling US$ 5,298 million; and (iii) pre-payment of US$ 578 million with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

RECONCILIATION OF LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRIC

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities and Adjusted EBITDA is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the statement of income and results from disposal and write-offs of assets.

This measure is used to calculate the metric Net Debt/ LTM Adjusted EBITDA, which is established in the Business and Management Plan 2019-2023 (BMP 2019-2023), to support management’s assessment of liquidity and leverage.

Net Debt reflects the gross debt net of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term (Adjusted Cash and Cash Equivalents).

The LTM Adjusted EBITDA is an alternative performance measure for the Company. This measure is being presented as a supplementary information to readers.

EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA and Net debt/LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Adjusted EBITDA

US$ million	1H19	1H18	1H19 X 1H18 (%)
Net income	6,060	4,884	24
Net finance income (expense)	4,422	3,035	46
Income taxes	3,449	2,405	43
Depreciation, depletion and amortization	7,429	6,387	16
EBITDA	21,360	16,711	28
Results in equity-accounted investments	(251)	(244)	(3)
Impairment	20	(31)	165
Reclassification of cumulative translation adjustment - CTA	34	−
Gains and losses on disposal/write-offs of assets	(5,588)	(687)	(713)
Foreign exchange gains or losses on provisions for legal proceedings	(21)	441	(105)
Net income from discontinued operations for the period	(204)	(149)	(37)
Adjusted EBITDA	15,350	16,041	(4)
Net income from discontinued operations	204	149	37
Net finance income (expense) from discontinued operations	(120)	(66)	(82)
Income taxes from discontinued operations	122	100	22
Depreciation, depletion and amortization from discontinued operations	67	62	8
Gains and losses on disposal/write-offs of assets from discontinued operations	(3)	(2)	(50)
Total Adjusted EBITDA	15,620	16,284	(4)

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	06.30.2019	12.31.2018*	3Q-2018*	4Q-2018*	1Q-2019*	2Q-2019
Net income (loss)	8,590	7,414	1,748	782	1,125	4,935
Net finance income (expenses)	7,872	6,484	1,571	1,879	2,235	2,187
Income taxes	5,300	4,256	1,153	698	489	2,960
Depreciation, depletion and amortization	12,954	11,912	2,683	2,842	3,682	3,747
EBITDA	34,716	30,066	7,155	6,201	7,531	13,829
Results in equity-accounted investments	(530)	(523)	(247)	(32)	(131)	(120)
Impairment	2,056	2,005	380	1,656	(7)	27
Reclassification of cumulative translation adjustment - CTA	34	−	−	−	34	−
Gains and losses on disposal/write-offs of assets	(5,318)	(417)	67	203	(183)	(5,405)
Foreign exchange gains or losses on provisions for legal proceedings	(6)	456	98	(83)	15	(36)
Net income from discontinued operations for the period	(898)	(843)	(273)	(421)	(127)	(77)
Adjusted EBITDA	30,054	30,744	7,180	7,524	7,132	8,218
Net income from discontinued operations	898	843	273	421	127	77
Net finance income (expense) from discontinued operations	(682)	(628)	(92)	(470)	(72)	(48)
Income taxes from discontinued operations	450	428	176	152	75	47
Depreciation, depletion and amortization from discontinued operations	120	115	26	27	34	33
Gains and losses on disposal/write-offs of assets from discontinued operations	(4)	(3)	(4)	3	(2)	(1)
Total Adjusted EBITDA	30,836	31,502	7,559	7,657	7,294	8,326
Income taxes	(5,300)	(4,256)	(1,153)	(698)	(489)	(2,960)
Allowance (reversals) for impairment of trade and others receivables	(282)	91	485	(806)	26	13
Trade and other receivables, net	860	(1,536)	(1,228)	1,033	1,029	26
Inventories	(831)	(2,108)	(753)	539	359	(976)
Trade payables	(262)	858	1,266	(685)	(612)	(231)
Deferred income taxes, net	1,812	370	(75)	203	(132)	1,816
Taxes payable	(668)	(302)	33	(1,112)	(355)	766
Others	(3,822)	1,734	(584)	723	(2,410)	(1,551)
Net cash provided by operating activities -OCF	22,343	26,353	5,550	6,854	4,710	5,229
Net cash provided by operating activities from continuing operations	21,479	25,449	5,494	6,302	4,422	5,261
Net cash provided by operating activities from discontinued activities	864	904	56	552	288	(32)

Net Debt/LTM Adjusted EBITDA Metric

The Net debt/Adjusted EBITDA ratio is an important metric used in our BMP 2019-2023 that supports our management in assessing the liquidity and leverage of Petrobras Group.

In order to translate the items comprising this metric into the presentation currency of the Company’s financial statements (U.S. dollars), the Company applied the same foreign exchange translation method as set out IAS 21 - The Effects of Changes in Foreign Exchanges Rates (see note 2.2 to 2018 financial statements as at 12.31.2018). Accordingly, assets and liabilities items were translated into U.S. dollars at the exchange rate as of the date of the statement of financial position, and all items pertaining to the statement of income and statement of cash flows were translated at the average rates prevailing at each quarter of the years.

* Restated to reflect discontinued operations.

The Company has pursued a target ratio based on net debt and Adjusted EBITDA computed in Brazilian reais and, depending on the foreign translation effects on items that comprise this metric, the Net Debt/LTM Adjusted EBITDA may significantly differ or even present a different trend when calculated in US dollars.

The following table presents, in both currencies, the reconciliation for this metric to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents / Net Cash provided by operating activities ratio:

	R$ million		US$ million

	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Cash and cash equivalents	64,052	53,854	16,714	13,899
Government securities and time deposits (maturity of more than three months)	2,456	4,198	641	1,083
Adjusted cash and cash equivalents	66,508	58,052	17,355	14,982
Current and non-current debt - Gross Debt	387,162	326,876	101,029	84,360
Net debt	320,654	268,824	83,674	69,378
Net cash provided by operating activities from continuing operations	82,999	92,519	21,479	25,449
Net cash provided by operating activities from discontinued activities	3,283	3,328	864	904
Net cash provided by operating activities - LTM OCF	86,282	95,846	22,343	26,353
Income taxes	(20,667)	(15,462)	(5,300)	(4,256)
Impairment of trade and others receivables	(1,005)	282	(282)	91
Trade and other receivables, net	3,067	(5,983)	860	(1,536)
Inventories	(3,399)	(7,599)	(831)	(2,108)
Trade payables	(816)	3,557	(262)	858
Deferred income taxes, net	7,102	1,297	1,812	370
Taxes payable	(2,437)	(1,358)	(668)	(302)
Others	(14,716)	6,260	(3,822)	1,734
Total LTM Adjusted EBITDA	119,155	114,852	30,836	31,502
LTM Adjusted EBITDA	116,117	112,035	30,054	30,744
LTM Adjusted EBITDA from discontinued operations	3,037	2,816	782	758
Gross debt net of cash and cash equivalents/LTM OCF ratio	3.74	2.85	3.77	2.67
Net debt/Total LTM Adjusted EBITDA ratio	2.69	2.34	2.71	2.20

RESULTS BY BUSINESS AREA

Exploration & Production (E&P)

1H-2019 x 1H-2018 - Financial information

US$ million	1H19	1H18	1H19 x 1H18 (%)
Sales revenues	24,044	25,933	(7.3)
Gross profit	10,415	10,903	(4.5)
Income (Expenses)	(1,126)	(652)	(72.7)
Net income before financial results and income taxes	9,289	10,251	(9.4)
Net income attributable to the shareholders of Petrobras	6,206	6,772	(8.4)
Average Brent crude (US$/bbl)	66.01	70.55	(6.4)
Sales price - Brazil
Crude oil (US$/bbl)	62.01	64.99	(4.6)
Lifting cost - Brazil (US$/barrel)*
excluding production taxes	10.44	11.10	(5.9)
including production taxes	22.96	24.01	(4.4)
Production taxes - Brazil	5,896	5,484	7.5
Royalties	2,291	2,435	(5.9)
Special Participation**	3,581	3,023	18.5
Retention of areas	24	26	(7.7)

6

The decrease in gross profit reflects the lower production, the decreased Average Brent Crude in U.S. dollars and the higher production taxes expenses. The lower net income before financial results and income taxes is due to the decreased gross profit, to the positive result from the sale of Lapa, Iara and Carcará areas in 2018 and to the impairment loss of the Vitória 10,000 drill ship, held for sale, and to the impairment loss of the Pirambu field. These effects were partially offset by the reversal of impairment of fields in the process of disposal, situated at Campos Basin.

Operational information

Thousand barrels of oil equivalent per day (mboed)	1H19	1H18	1H19 x 1H18 (%)
Crude oil, NGL and natural gas – Brazil	2,507	2,573	(2.6)
Crude oil and NGL (mbpd)	2,012	2,074	(3.0)
Natural gas (mboed)	495	498	(0.7)
Crude oil, NGL and natural gas - Abroad	79	97	(18.7)
Total (mboed)	2,586	2,670	(3.1)

Oil, NGL and natural gas production was 2,586 mboed in 1H19, a decrease of 3.1% over 1H18 (2,670 mboed), mainly due to (i) the sale of 25% of the Roncador field and Petrobras America's assets, which resulted in a 82 mboed reduction on the production; (ii) the maintenance stoppages; and (iii) the production decline of post-salt fields. These losses were partially offset by ramp-up of platforms that started-up in 2018 and 2019 in Buzios (P-74, P-75, P-76 and P-77), Lula (P-67 and P-69) and Tartaruga Verde fields (FPSO Campos dos Goytacazes).

[5]	* In 2019, for comparability purposes, the computation of lifting cost still include leasing expenses, i.e., the criteria before IFRS 16 adoption is preserved.
** Special participation amount in 1H19 of US$ 3.6 billion includes US$ 903 million related to the unification of Parque das Baleias, whose agreement was signed in April 19.

Refining

1H-2019 x 1H-2018 - Financial information

US$ million	1H19	1H18	1H19X 1H18 (%)
Sales revenues	32,810	35,207	(6.8)
Gross profit	2,780	4,448	(37.5)
Income (Expenses)	(1,801)	(1,270)	41.8
Net income before financial results and income taxes	979	3,178	(69.2)
Net income attributable to the shareholders of Petrobras	792	2,399	(67.0)
Refining cost (US$ / barrel) – Brazil	2.59	2.64	(1.9)
Refining cost (R$ / barrel) – Brazil	9.94	9.05	9.8
Average oil products prices - Brazil (US$/bbl)	76.11	79.95	(4.8)

The reduction in gross profit is mainly due to the lower inventory turnover effect. The first half of 2018 was positively impacted by the increase in international prices, leading to inventories realization at lower prices than selling prices compared to the first half of 2019. The decreased gasoline crack spread in the international market was offset by higher margins and higher diesel market share.

The lower net income before financial results and income taxes was due to decreased gross profit together with higher selling expenses with shipping, higher impairment losses (from Comperj and Pasadena) and higher expenses with tax lawsuits arising from judicial agreements relating to tax amnesty programs, in order to reduce risks associated to contingencies.

Operational information

Thousand barrels per day (mbpd)	1H19	1H18	1H19 x 1H18 (%)
Total production volume	1,753	1,760	(0.4)
Total sales volume	1,741	1,719	1.3
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	76	76	−
Processed feedstock (excluding LNG)	1,651	1,661	(0.6)
Processed feedstock	1,690	1,717	(1.6)
Domestic crude oil as % of total	90	94	(4.3)

Total production in the 1H19 was 1,753 mbpd (0.4% lower than 1H18), mainly due to decreased operational availability during the period reflecting the anticipation of scheduled maintenance stoppage and lower oil inventory due to reduced E&P output.

Total sales are 1.3% higher in the period, mainly due to an increase in demand for diesel in the 1H19 compared to the 1H18, reflecting the trucker's strike occurred in May 2018 and a lower volume of diesel imported by competitors in the 1H19 compared to 1H18. To meet the higher demand, Petrobras imported more diesel in the 1H19 compared to 1H18.

Gas & Power

1H-2019 x 1H-2018 - Financial information

US$ million	1H19	1H18	1H19 x 1H18 (%)
Sales revenues	5,783	5,702	1.4
Gross profit	1,880	1,780	5.6
Income (expenses)	4,410	(1,380)	(419.6)
Net income before financial results and income taxes	6,290	400	1,472.5
Net income attributable to the shareholders of Petrobras	4,138	224	1,747.3
Natural gas sales price - Brazil(US$/bbl)	48.80	40.06	21.8

Gross profit was higher mainly due to improved margins in natural gas and power sales at the Free Contracting Market (Ambiente de Contratação Livre - ACL). Net income before financial results and income taxes mainly increased due to the sale of the 90% interest in TAG and to the lower selling expenses generated by decreased provision for expected credit losses. In 1H18, there were also provisions for losses related to legal proceedings and write-offs and cancellations of projects.

Operational information

	1H19	1H18	1H19 x 1H18 (%)
Regulated contracting market sales (Availability) – average MW	2,788	2,788	−
Free contracting market electricity sales and sales for domestic consumption - average MW	1,173	1,289	(9.0)
Electricity generation - average MW	1,686	2,108	(20.0)
Difference settlement prices – US$/MWh	54	73	(26.0)
National gas delivered - MM m³/day	50	51	(2.0)
Regasification of liquefied natural gas - MM m³/day	8	4	100.0
Natural gas imports - MM m³/day	15	23	(34.8)
Natural gas sales - MM m³/day	72	76	(5.3)

Electricity generation decreased 20% in the 1H19 compared to 1H18, due to better hydrological conditions, reflected also by the reduction of difference settlement prices (PLD). This scenario has decreased the natural gas sales volume to the thermoelectric segment.

Better conditions in the international market of Liquefied Natural Gas (LNG) in the 1H19, compared to 1H18, enable Petrobras to reduce natural gas imports from Bolivia and to increase LNG regasification to complement the totality of the natural gas supply in the Brazilian market. This context has led to a reduction in the average acquisition cost of natural gas by Petrobras.

Foreign Exchange Translation Effects on Results of Operations of 1H-2019

The functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the Brazilian real-denominated results of operations were translated into U.S. dollars using the average exchange rates prevailing during the period.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did in 1H-2019, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 1H-2019, the results on a constant currency basis were computed by converting the 1Q-2019 and 2Q-2019 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q-2018 and 2Q-2018 (3.2433 and 3.6056, respectively), as presented in the following table:

Brazilian Real x U.S. Dollar	Jun 2019	Mar 2019	Jun 2018	Mar 2018
Quarterly average exchange rate	3.9221	3.7684	3.6056	3.2433

The amounts and respective variations presented in constant currency are not measures in accordance with – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information on a constant currency basis
	Jan-Jun				Jan-Jun/2019
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2019	2018	Δ	Δ(%)	Foreign exchange translation effects	Results on a constant currency basis	Δ	Δ(%)
Sales revenues	37,305	40,355	(3,050)	(8)	(4,668)	41,973	1,618	4
Cost of sales	(23,013)	(24,162)	1,149	5	2,925	(25,938)	(1,776)	(7)
Gross profit	14,292	16,193	(1,901)	(12)	(1,744)	16,036	(157)	(1)
Selling expenses	(1,838)	(2,161)	323	15	228	(2,066)	95	4
General and administrative expenses	(1,123)	(1,159)	36	3	141	(1,264)	(105)	(9)
Exploration costs	(274)	(298)	24	8	37	(311)	(13)	(4)
Research and development expenses	(284)	(316)	32	10	35	(319)	(3)	(1)
Other taxes	(159)	(234)	75	32	22	(181)	53	23
Other income and expenses	2,862	(2,094)	4,956	237	(167)	3,029	5,123	245
Income before finance income (expense), results in equity-accounted investments and income taxes	13,476	9,931	3,545	36	(1,448)	14,924	4,993	50
Net finance income (expense)	(4,422)	(3,035)	(1,387)	(46)	553	(4,975)	(1,940)	(64)
Results of equity-accounted investments	251	244	7	3	(32)	283	39	16
Income before income taxes	9,305	7,140	2,165	30	(928)	10,233	3,093	43
Income taxes	(3,449)	(2,405)	(1,044)	(43)	340	(3,789)	(1,384)	(58)
Net income from continuing operations for the period	5,856	4,735	1,121	24	(587)	6,443	1,708	36
Net income from discontinued operations for the period	204	149	55	37	(27)	231	82	55
Net income for the period	6,060	4,884	1,176	24	(614)	6,674	1,790	37

* Variation after isolating foreign exchange translation effects between periods used for translation.

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

supports leverage management.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress. The adoption of IFRS 16 has not affect this measure.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance income (expense), income taxes, depreciation, depletion and amortization.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer